

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

June 15, 2007

Merrick Kerr
Chief Financial Officer
Rentech, Inc.
10877 Wilshire Boulevard, Suite 710
Los Angeles, California 90024

   RE: **Rentech, Inc.**
      Form 10-K for Fiscal Year Ended September 30, 2006
      Forms 10-Q for the Fiscal Quarters Ended December 31, 2006 and
      March 31, 2007
      File No. 1-15795

Dear Mr. Kerr:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

         Sincerely,

         Rufus Decker
         Accounting Branch Chief